EXHIBIT 99.1

Hydro Reduces 2007 Oil and Gas Production Target

OSLO, Norway, May 14, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA has reduced its oil and gas production target for 2007 by 3.3 percent, to 585,000 barrels of oil equivalents per day (boed) from 605,000 boed. The reduction is a consequence of revised production forecast for several non-Hydro-operated fields on the Norwegian Continental Shelf, including Kvitebjoern, Kristin and Volve.

The revised production target for 2007 is a result of delayed production and has no impact on Hydro's oil and gas reserves.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Press contact
Contact     Inger Sethov
Telephone   +47 22532036
Cellular    +47 95022359
E-mail      Inger.Sethov@hydro.com

Investor contact
Contact     Gudmund Isfeldt
Telephone   +4722532455
Cellular    +4748001180
E-mail      Gudmund.Isfeldt@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22538100
Fax: +47 22532725
www.hydro.com